

2012 ANNUAL REPORT


PRECISION ULTRASONIC SPRAY SOLUTIONS

SONO·TEK Corporation

ON THE COVER

Sono-Tek sells precision ultrasonic spray systems into 5 main market segments, or niches:

1. Advanced electronics manufacturing (printed circuit board & semiconductor)
2. Alternative energy manufacturing
3. Medical device manufacturing
4. Glass manufacturing (including eyeglass lens coatings and wide area float glass)
5. Textiles / food coating applications (industrial coatings)



Cover detail: Our new Cobalt Series ultrasonic nozzles are fabricated with proprietary chemically resistant materials for spraying corrosive acid solutions containing metal oxide nanoparticles in manufacturing touch screens and thin film solar cells.



Depicted above is an oversized semi-custom robotic motion controlled coating system, from our FlexiCoat line of precision ultrasonic spray systems.

2012 *CORPORATE HIGHLIGHTS*

- Continued strong growth, up 22% this year to $12M in sales
- Record net income, more than double over last year
- Strong cash generation and cash balance
- Significant growth in solar energy coating applications
- Continued success and growth in implantable medical device coating sales
- Expansion of glass line coating to new manufacturers and new applications
- Inroads into transparent conductive oxide coatings, textile finishing, and food markets that promise to grow into new segments

Sono-Tek's sales continued a strong growth trend this past fiscal year ending February 29, 2012, with record increases in sales and income once again. Our sales grew by 22% to $12M, and our income grew from $600k to over $1.4M, or $.10 per share ($.09 diluted). We achieved this success despite economic problems in the US and Europe, due primarily to our global diversification and market diversification program. We had breakthroughs in thin film solar energy applications, as well as in the emerging transparent conductive coatings markets, used in touchscreens and other devices. We expanded our protective glass coating applications to new manufacturers and to functional coatings such as anti-reflection and photoresist applications. In the medical device market, we have taken our strong customer and knowledge base in coating implantable cardiovascular stents, and we developed new equipment to coat the drug coated balloons and catheters that will be used in conjunction with drug eluting stents. Most importantly, we have created several new products for future sales.

News, Press Releases, and Recent Publishings

Excerpt from May 16, 2012 press release - Dr. Christopher L. Coccio, Chairman and CEO stated, "We are very pleased that we have been able to continue combining growth with increasing profit performance both this year, as well as over the past several years. This year's results set new records for the Company's sales and income, and creates a favorable financial platform for investments in continued growth. So far, our business improvement has been achieved solely by organic growth. While we continue to pursue growth as we penetrate new high tech markets such as thin film solar applications, transparent conductive oxide coatings, and broader medical implant coatings applications, we find ourselves now in a better position to consider enhanced rates of growth, and other strategic opportunities. In this regard, we have hired Morgan Joseph TriArtisan as an advisor to assist us in this activity.

Excerpt from editorial in Asian Solar Magazine, *April/May 2012 issue, written by Stephen Harshbarger:* "Ultrasonic atomization wet process is one alternative that places companies a step closer to a cost effective solution for bringing novel technologies to market, making production cost less of an obstacle..."

Excerpt from Maximizing the Use of Platinum Catalyst by Ultrasonic Spray Application, *a technical article in* ASME's Journal of Fuel Cell Science and Technology, *published February 2012, written by Robb Engle:* "The density of the platinum-containing carbon web is key to ensuring the flow of gas through to the proton exchange membrane. Where more carbon molecules are coarsely pressed together, more resistance to the flow of gas will exist. And to the extent that the density varies throughout the coating, the electrical characteristics of the cell will be inconsistent... It is most ideal to ensure the density of the "web" created during the coating process is uniform."

Table of Contents

2012 *FINANCIAL HIGHLIGHTS*

This section gives shareholders details on our financial performance this past year, a performance that has been the best ever in the Company's history.

An important element in our successful sales in the international market is to have a strong distributor network in place to supplement our in-house sales force. Sono-Tek has created a strong network over the years, and its strength has increased significantly in the past several years as five of our distributors have now installed smaller versions of our headquarters laboratory at their sites. This means that potential customers from key Asian or European countries can stay local, as they investigate the application and specification of our equipment with their liquids and substrates, thus avoiding a costly and time consuming international trip.



Headquarters
Satellite Offices
Distributors



Sales
in U.S. Dollars
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2010
2011
2012

Our sales this year were up by $2M or 22%, which continues the trend of double digit growth in recent fiscal years. This latest annual sales level sets another record for the Company of $12,053,000 in revenues. We plan on continuing this trend in the new fiscal year as we exploit additional areas in the electronics, advanced energy, and medical, and industrial markets.



Income
in U.S. Dollars
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2010
2011
2012

We reported a record profit of $1,432k this year, up from $594k for the previous fiscal year. This dramatic improvement was due to a combination of increased sales from our earlier diversification program, combined with cost control to leverage our base resources. At the same time we made additional investments for the future of the Company in engineering technology and product development.



Cash & Marketable Securities
in U.S. Dollars
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2010
2011
2012

We increased our cash on hand by virtue of cash flow from our profitable operations. At the same time, we invested in new manufacturing equipment to increase productivity. As the business continues to grow in the future, we plan to reinvest a portion of our profit generated cash flow as we have done in the past.



Earnings per Share
in U.S. Dollars
$0.10
$0.09
$0.08
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$0.00
2010
2011
2012

Sono-Tek has achieved a ten-fold increase in earnings over the past three years from $.01 to $.10 per share. This large increase resulted from earlier developmental investments in market and technology development, which are now fulfilling the anticipated benefits of increasing sales and income.


LATIN AMERICA 8%
US & CANADA 36%
ASIA 40%
EUROPE 16%

Sales by Territory FY 2012

We track our sales in several different ways, as shown in the following pie charts. We have three significant sales territories at present, with 36% originating in the US and Canada, 40% originating in Asia, and 16% originating in Europe. This provides us with a highly diversified profile that affords us both stability and growth. Only 8% of our sales comes from Latin America at present, which may provide a fourth territory in the future as we focus more attention there in the coming year.

We also track sales by "type", or as a function of the type of product that is involved. The largest slice at 57% comes from our standard products such as SonoFlux, MediCoat, WideTrack, ExactaCoat, and FlexiCoat, and a high fraction of these sales can be considered as recurring, in that customers come back to purchase additional units from us for either replacement of used equipment or expansion of their production lines later on. The next largest slice at 29% comes from engineered products, which involve semi-custom modifications of existing products to suit a new customer need. The objective here is to be selective and respond primarily to those situations that we expect to satisfy other customers too, once the new product variation has been demonstrated successfully. The last slice is our parts and service business at 14%, which is also a recurring revenue source as parts need replacement or refurbishment in our existing customer fleet.

Finally, We track our sales by the five market segments that we are currently serving. The advanced energy segment slice is 28%, and it represents our sales to silicon and thin film solar energy, and fuel cell applications. The electronics slice is 31%, and it involves our fluxing equipment, solder recovery equipment, specialty coatings such as OLED and transparent conductive oxides, and applications in the semiconductor field for MEMs and wafer texturing. The next slice is 23%, and it represents our sales to the medical device industry, which includes cardiac and other stents, anti-microbial bandages, drug coated balloons and catheters, and other coated medical equipment. The next slice represents our sales to glass manufacturers for both protective and functional glass coatings at 7%. This segment is expanding as we move beyond glass manufacturers to companies providing anti-scratch, anti-reflective, and other coatings for eyewear and other lenses. The last slice is 11%, and it includes sales to the textile and food industries, both of which have been under development and both of which show promise as emerging markets segments in their own right. These industries involve the application of anti-microbials or other functional coatings with our WideTrack systems, displacing conventional spraying and coating technology used in these industries.

Sales by Product Type FY 2012


PARTS & SERVICE
STANDARD PRODUCTS
14%
57%
29%
ENGINEERED PRODUCTS

Sales by Market Segment FY 2012


INDUSTRIAL, TEXTILES & FOOD
GLASS
MEDICAL DEVICES
ADVANCED ENERGY
7%
11%
23%
28%
31%
ELECTRONICS

CHAIRMAN'S MESSAGE



Sono-Tek has continued to provide solutions to difficult coating applications, where customers have struggled to find a way to spray their chemistry onto substrates in uniform thin film targeted layers. In many cases we are the only viable choice for these challenging applications. We are offering more than a spraying and coating technology. We provide customers a way to deposit materials onto a variety of surfaces, so as to minimize the use of expensive chemicals, while enhancing the functional capabilities of the coatings. We see a continuing growth of our business in the next year as we become established as the solution of choice in the markets we are serving.

Our business approach is a straightforward one: We have **one** *core technology of ultrasonic atomization for precision spraying and coating applications. We have* **two** *strategic business units applying our core technology to two broad markets: one for electronics and advanced energy applications, and the other for ultrasonic coating solutions in the medical, glass, textile, and food industries. We have* **three** *major geographical markets: North America, Europe, and Asia, which provides our Company balance and stability as global economic conditions change. We have* **four** *core product lines: printed circuit board fluxers (SonoFlux), robotic motion controlled coating systems (ExactaCoat and FlexiCoat), implantable and other medical device coating systems (MediCoat series), and our multi-nozzle, variable width WideTrack coating line. We recently added our HyperSonic high speed reciprocating coater to this line up, and we expect it to achieve core status in the next year or two as well. We currently serve* **five** *market niches: electronics, including semiconductor and specialty coatings, advanced energy applications for solar energy and fuel cells, medical device coating applications, glass coating applications, and developing industrial markets of textile finishing and food coatings.*





The following pages give shareholders more details on our technology, our product lines, and the Company's philosophy for the coming years.

4 Our Products

The basis for success in any market is having a good product that serves customer needs. Sono-Tek has four major product lines that can be used to address one or more of our served markets, and which can be semi-customized to try out new opportunities as they present themselves.



1 SonoFlux 2000F

In the electronics market for spray fluxing of printed circuit boards, we offer the SonoFlux 2000F for standard applications, the SonoFlux EZ for simpler, lower cost applications, the SonoFlux Servo for more automated and complex applications, and the SelectaFlux for spot and area applications. This product line-up gives us excellent coverage of the spray fluxing market around the world. In addition, we provide an award winning solder recovery system by EVS to our electronics customers in the US and Canada, and we often team with EVS at international trade shows for mutual advantage.



2 ExactaCoat & FlexiCoat

In the advanced energy market, we typically provide solar energy and fuel cell customers with our ExactaCoat robotic motion coating system for benchtop R&D applications, and the conveyor equipped FlexiCoat for production applications. Both of these systems can include a continuous dispersion and pumping subsystem, which is often needed for successful coatings with liquid suspensions. We also have begun to offer a high speed reciprocating coater, the HyperSonic, as an alternative for certain higher speed line applications in these fields.



3 WideTrack

For most industrial applications such as glass coatings, textile finishes, and food additives, the modular, multi-nozzle, variable width WideTrack system is the right solution for customer needs. The WideTrack can be combined with various liquid handling subsystems, control systems, and a variety of spray shaping alternatives that can create heavier coatings for textiles and very thin coatings for hard surfaces and nanomaterial coatings. Some applications are more suited to our recently introduced HyperSonic high speed reciprocating coating system, mentioned above.



4 MediCoat DCB

Our original entry into the medical device coating market was with the MediCoat I, an excellent choice for development work with drug eluting polymer coatings on cardiovascular stents used for heart patients. This system continues to be the center of our medical business, but we also offer a multiple stent coater, the MediCoat 2, for customers who are moving into the production stage. Expensive precision coatings for medical applications has become a growing market, and we have been adding additional configurations for sinus stents, peripheral vascular stents, and most recently balloon and balloon and catheter devices (MediCoat DCB). These newer systems are engineered systems based on our original MediCoat 1 design.


Our Technology

Much of the progress that we have made in the past year and before can be directly related to our progress in developing improvements on, and additions to, our core ultrasonic atomization technology. For our nozzles, we have made significant strides in marrying our titanium nozzles with new and proprietary coating technology. This has allowed us to enter attractive markets spraying and coating highly aggressive liquids in developing solar energy and touch screen applications.

Spray shaping the atomized liquids is another important area that has allowed us to marry customer application requirements with the shape of the droplet pattern leaving the nozzles. Here we have both proprietary and patented approaches to creating coating patterns for different needs, whether it is for a fine beam, a conical or vortexing pattern, a wide ellipse for a rectangular pattern, or a more concentrated stream of droplets needed for porous or fabric substrates.

Fluid handling is also a key input to precision spraying and coating, and significant work has gone into developing a continuous pumping system that can keep suspensions in a uniform state prior to being atomized—a key competitive advantage in many fuel cell and solar cell applications.

We have recently completed development of an advanced digital state of the art broadband generator for our nozzles. The new Echo generator is capable of providing greater atomization output with less energy input, while also offering the ability to easily create new control scenarios with software changes, instead of costly and time consuming hardware changes. It promises to open doors to new applications.

The combination of the above technology developments combined with new systems targeted for specific extensions of our markets has been responsible for the growth that we have enjoyed in recent years, and will remain a focus of our resource allocations in the coming years.

Looking Ahead

Sono-Tek is at an interesting point in its development, by virtue of demonstrating that it has a viable business model capable of extended organic growth, even in difficult economic times. The key to this successful multi-year growth has been and will continue to be our core technology, the ultrasonic atomization nozzle, and various application specific coating systems built around one or more of these nozzles. We at Sono-Tek believe that our precision coating technology would gradually displace less accurate and wasteful forms of coating substrates, particularly when the liquids involved are expensive, and where there are high demands for a precise and repeatable process.

Our success in the electronics, medical, solar energy, fuel cell, and glass coating markets has come because these applications are generally difficult ones, requiring a coating technology that can meet customer demands better than alternative technologies. Each of these markets presents the opportunity to sell replacement and add-on equipment to existing customers, to extend to new customers with demonstrated success, and to seek parallel opportunities that can use the same or slightly modified equipment. In addition, we continue to interact with customers in laboratory and demonstration trials in new areas of application that could add to our portfolio.

Our speed of developing new applications and customers is limited only by our size, resources, and global reach. We intend to continue to add to our resources and global sales network for organic growth, but at the same time we have begun to examine strategic alternatives that could accelerate the growth of our business in the next several years. Whatever the path forward, we are confident that our unique technology and strong team of employees will deliver unusual growth in the years ahead.

Sincerely,



Christopher L. Coccio, PhD
Chairman and CEO
July 10, 2012



Officers and Management Team (left to right):
Ed Bozydaj, Robb Engle, Luis Abarca, Christopher Coccio, Joseph Riemer, Steve Harshbarger, Stephen Bagley

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, press releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations. These factors include, among other considerations, general economic and business conditions; political, regulatory, competitive and technological developments affecting our operations or the demand for our products; timely development and market acceptance of new products; adequacy of financing; capacity additions, the ability to enforce patents and the ability to achieve increased sales volume and continued profitability.

We undertake no obligation to update any forward-looking statement.

Overview

We have developed a unique and proprietary series of ultrasonic atomizing nozzles, which are being used in an increasing variety of electronics, advanced energy (solar and fuel cells), medical device, glass, textiles and food applications. These nozzles are electrically driven and create a fine, uniform, low velocity spray of atomized liquid particles, in contrast to common pressure nozzles. These characteristics create a series of commercial applications that benefit from the precise, uniform, thin coatings that can be achieved. When combined with significant reductions in liquid waste and less overspray than can be achieved with ordinary pressure nozzle systems, there is lower environmental impact and lower energy use.

Market Diversity

During the past four years we have invested significant time, monies and efforts to enhance our market diversity. Based on our core ultrasonic coating technology, we increased our portfolio of products, the industries we serve and the countries in which we operate.

Today we serve six major industries: electronics, advanced energy (solar and fuel cells), medical device, glass, textiles and food.

Most of our sales now originate outside the United States, and we are geographically present directly and through distributors and trade representatives in North and Latin America, Europe and Asia. The infrastructure upon which this diversified market approach is based, includes a newly equipped process development laboratory, a strengthened sales organization with application engineers, an engineering team with additional talent and the latest, most sophisticated design software tools, as well as an expanded, highly trained installation and service organization.

The new products which were introduced, the new markets that were penetrated, and the regions in which we now operate, are a strong foundation for our future sales growth and enhanced profitability.

Liquidity and Capital Resources

Working Capital – Our working capital increased $1,333,000 from a working capital of $3,322,000 at February 28, 2011 to $4,655,000 at February 29, 2012. The increase in working capital this year is due to the current year's net income which resulted in an increase in cash. Our current ratio is 4 to 1 at February 29, 2012, as compared to 3.1 to 1 at February 28, 2011.

Stockholders' Equity – Stockholders' equity increased $1,491,000 from $4,317,000 at February 28, 2011 to $5,808,000 at February 29, 2012. The increase in stockholders' equity is the result of the current year's net income of $1,432,000, stock based compensation of $49,000 and the exercise of stock options for $10,000.

Operating Activities – Our operating activities provided $1,192,000 of cash for the year ended February 29, 2012 as compared to providing $1,158,000 for the year ended February 28, 2011. During the year ended February 29, 2012, we had net income of $1,432,000, accounts receivable decreased $222,000, inventories increased $691,000, prepaid expenses and other assets decreased $25,000, deferred tax assets increased $86,000 and accounts payable, accrued expenses and customer deposits decreased $125,000 and income taxes payable increased $37,000. In addition, we incurred non-cash expenses of $330,000 for depreciation and amortization and $48,000 for stock based compensation expense.

For the year ended February 29, 2012, our inventories increased $691,000 when compared to February 28, 2011. During the current year, raw materials increased $497,000, work in process decreased $50,000, finished goods increased $176,000 and our allowance for obsolescence decreased $68,000. The increase in raw materials is a result of our accelerated purchasing strategy. The change in purchasing was to reduce our time needed to fulfill customer orders and a build-up in anticipation of increased sales volume. As of February 29, 2012, we have eliminated our accelerated purchasing strategy and purchase materials only when needed for customer orders. Our finished goods increased due to customer orders that were shipped after February 29, 2012.

Investing Activities – For the year ended February 29, 2012, we used $491,000 in our investing activities as compared to using $2,993,000 for the year ended February 28, 2011. In 2012 and 2011, we used $475,000 and $195,000, respectively, for the purchase or manufacture of equipment, furnishings and leasehold improvements. In addition, in 2012 and 2011 we used $12,000 and $9,000, respectively, for patent application costs. In 2012 and 2011 we used $5,000 and $249,000, respectively for the purchase of marketable securities. In 2011 we used $2,540,000 for the purchase of land, buildings and improvements.

Financing Activities – Our financing activities provided $147,000 of cash for the year ended February 29, 2012 as compared to providing $1,731,000 for the year ended February 28, 2011. During the year ended February 29, 2012, we had proceeds of a note payable for $237,000 for the purchase of additional production equipment. During the year ended February 28, 2011, we had proceeds of a note payable for $2,100,000 for the purchase of land, buildings and improvements. In 2011, we repaid the outstanding balance of our line of credit of $350,000. We had proceeds of $10,000 and $3,000 for stock option exercises in 2012 and 2011, respectively. In addition, we made repayments of notes payable of $100,000 and $22,000 in 2012 and 2011, respectively.

Net Increase in Cash – For the year ended February 29, 2012, our cash balance increased by $848,000 as compared to a decrease of $104,000 for the year ended February 28, 2011. During the year ended February 29, 2012, our operations provided $1,192,000 of cash, we used $491,000 in investing activities and our financing activities provided $147,000 of cash.

We currently have a revolving credit line of $750,000 and a $250,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by all of the assets of the Company, except for the land and buildings. The line of credit is payable on demand and must be retired for a 30 day period once annually. As of February 29, 2012, we had no outstanding borrowings under the line of credit.

We had outstanding borrowings of $199,000 under the equipment facility at February 29, 2012. The borrowing has a repayment term of 48 months and bears interest at 2.12%.

We had outstanding borrowings under a note payable of $2,036,000 at February 29, 2012. The note is payable over 20 years and bears interest at 5.5%. The note payable is secured by a mortgage on our land and buildings.

Results of Operations

For the year ended February 29, 2012, our sales increased by $2,139,000 to $12,053,000 as compared to $9,914,000 for the year ended February 28, 2011, an increase of 22%. For the year ended February 29, 2012, we experienced an increase in sales of our stent coater units, fluxers and related accessories and our FlexiCoat and ExactaCoat (XYZ) Platform units. During the current year, we did experience a decrease in sales of our WideTrack units due to a decrease in demand from float glass manufacturers. For the year ended February 29, 2012, sales to customers located in European countries increased by $1,580,000 or 126%, sales to customers located in Asian countries increased by $212,000 or 6% and sales to U.S. based customers increased by $272,000 or 6%.

Our gross profit increased $1,394,000, to $6,166,000 for the year ended February 29, 2012 from $4,772,000 for the year ended February 28, 2011. Our gross margin percentage was 50% for the year ended February 29, 2012 compared to 48% for the year ended February 28, 2011. The improvement in the current year's gross profit is due to an increase in sales of our stent coater units, an increase in sales of our XYZ platform units and an increase in sales of our fluxer units and related accessories. In addition to the increase in sales of the above product lines, we also saw an increase in the gross margin percentages of our fluxer units and related accessories, our WideTrack units and our XYZ platform units.

Research and product development costs increased $305,000 to $1,129,000 for the year ended February 29, 2012 as compared to $823,000 for the year ended February 28, 2011. The increase is due to increased engineering personnel and engineering materials. During the year ended February 29, 2012, we expended approximately $711,000 for engineering personnel as compared to $534,000 during the year ended February 28, 2011. During the year ended February 29, 2012, we expended approximately $218,000 for additional research, materials and product development as compared to $50,000 during the year ended February 28, 2011. The increase in these expenses was offset by a decrease in depreciation expense and rental expense.

Marketing and selling costs increased $218,000 to $2,398,000 for the year ended February 29, 2012 from $2,180,000, for the year ended February 28, 2011. The increase is due to increased sales personnel, commissions and trade show and travel expenses. During the year ended February 29, 2012, we expended approximately $1,691,000 for salaries and commissions as compared to $1,503,000 during the year ended February 28, 2011. During the year ended February 29, 2012, we expended approximately $429,000 for travel and trade show expenses as compared to $337,000 during the year ended February 28, 2011. The increase in these expenses was offset by a decrease in depreciation expense and rental expense.

General and administrative costs increased $83,000 to $1,249,000 for the year ended February 29, 2012 from $1,167,000, for the year ended February 28, 2011. The increase is due to salary increases, additional professional and consulting fees and increased corporate expenses. The increase in these expenses was offset by decreases in bad debt expense, rental expense and other miscellaneous expenses.

The twelve month period ended February 28, 2011 includes rent expense of $125,000 allocated as follows:

Cost of Goods Sold	$ 51,000
Research and Development	32,000
Marketing and Selling	25,000
General and Administrative	17,000
	$ 125,000

The twelve months ended February 29, 2012 results do not include any rental expense as all inter-company transactions are eliminated in consolidation due to our purchase of the Sono-Tek Industrial Park in December 2010.

Real estate operations expense are expenses for the operations of the Sono-Tek Industrial Park. All inter-company revenue is eliminated in consolidation. For the year ended February 29, 2012, the results of our rental real estate operations are as follows:

Rental Income	$ 86,377
Depreciation	57,415
Insurance	10,913
Grounds and Landscaping	20,676
Property taxes	38,900
Miscellaneous	678
Total Expenses	128,582
Loss before Interest	(42,205)
Interest Expense	113,747
Net Loss	$ (155,952)

It should be noted that the Company's elimination of rental expense as detailed in the statements of operations was replaced by rental operations expense as detailed in the preceding table. The rental income detailed in the table above is included in the net sales amount on the statements of operations on page 15.

Interest income increased to $6,000 for the year ended February 29, 2012 as compared to $2,000 for the year ended February 28, 2011. Our present investment policy is to invest excess cash in short term cash equivalents with an S & P rating of at least A1+.

Interest expense increased to $118,000 for the year ended February 29, 2012 as compared to $8,000 for the year ended February 28, 2011. The increase in interest expense is due to the outstanding note payable we have for the acquisition of the Sono-Tek Industrial Park.

We recorded an income tax benefit of $291,000 for the year ended February 29, 2012 as compared to an expense of $14,500 for the year ended February 28, 2011. As of February 29, 2012, we have no net operating loss deductions available to carryforward. The details of the current years tax benefit are explained in Note 11 in our financial statements.

For the year ended February 29, 2012, we had net income of $1,432,000 compared to $594,000 for the year ended February 28, 2011. The improvement in our net income is due to an increase in sales, an improved gross profit margin and an income tax benefit.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 29, 2012.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. As of February 29, 2012, management believes there are no critical accounting policies applicable to the Company that are reflective of significant judgments and or uncertainties.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. ASC 718 is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Impact of New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") amended its guidance related to Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. generally accepted accounting principles ("U.S. GAAP") and the International Financial Reporting Standards ("IFRS"), that results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value. The new guidance clarifies and changes some fair value measurement principles and disclosure requirements under U.S. GAAP. Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The requirements of the amended accounting guidance are effective for us March 1, 2012 and early adoption is prohibited. The adoption of the new accounting guidance is not expected to have a material impact on our consolidated financial statements.

All other accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncement is not expected to have a material impact on the financials.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Sono-Tek Corporation

Milton, New York

We have audited the accompanying consolidated balance sheets of Sono-Tek Corporation as of February 29, 2012 and February 28, 2011, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended February 29, 2012 and February 28, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 29, 2012 and February 28, 2011 and the results of their operation and their cash flows for each of the years then ended February 29, 2012 and February 28, 2011 in conformity with accounting principles generally accepted in the United States.

Sherb & Co., LLP

SHERB & CO., LLP
Certified Public Accountants
New York, New York
May 14, 2012

CONSOLIDATED BALANCE SHEETS

ASSETS	February 29, 2012	February 28, 2011
Current Assets:		
Cash and cash equivalents	$ 2,531,689	$ 1,683,801
Marketable Securities	253,987	249,100
Accounts receivable (less allowance of $26,000 and $26,000, respectively)	754,605	976,339
Inventories, net	2,559,128	1,868,144
Prepaid expenses and other current assets	112,392	131,404
Total current assets	6,211,801	4,908,788
Land	250,000	250,000
Buildings, net	2,229,650	2,280,175
Equipment, furnishings and leasehold improvements, net	617,200	414,210
Intangible assets, net	83,455	79,150
Other assets	-	6,542
Deferred tax asset	86,167	-
TOTAL ASSETS	$ 9,478,273	$ 7,938,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 552,979	$ 643,315
Accrued expenses	529,732	507,517
Customer Deposits	316,246	373,577
Current maturities of long term debt	120,303	62,247
Income taxes payable	37,250	-
Total current liabilities	1,556,510	1,586,656
Long term debt, less current maturities	2,114,196	2,035,579
Total Liabilities	3,670,706	3,622,235
Commitments and Contingencies	-	-
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 14,455,444 and 14,441,511 issued and outstanding, respectively	144,553	144,416
Additional paid-in capital	8,657,629	8,599,122
Accumulated deficit	(2,994,615)	(4,426,908)
Total stockholders' equity	5,807,567	4,316,630
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,478,273	$ 7,938,865

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended	
	February 29, 2012	February 28, 2011
Net Sales	$12,052,893	$ 9,914,312
Cost of Goods Sold	5,886,667	5,142,229
Gross Profit	6,166,226	4,772,083
Operating Expenses		
Research and product development	1,128,729	823,089
Marketing and selling	2,398,367	2,180,268
General and administrative	1,249,209	1,166,690
Real estate operations expense	128,582	-
Total Operating Expenses	4,904,887	4,170,047
Operating Income	1,261,339	602,036
Other Income (Expense):		
Interest Expense	(118,115)	(7,921)
Interest Income	6,049	1,870
Other Income (Expense)	(7,499)	12,460
Income before Income Taxes	1,141,774	608,445
Income Tax Expense (Benefit)	(290,519)	14,500
Net Income	$ 1,432,293	$ 593,945
Basic Earnings Per Share	$ .10	$ .04
Diluted Earnings Per Share	$ .09	$ .04
Weighted Average Shares – Basic	14,442,908	14,439,166
Weighted Average Shares – Diluted	15,407,144	15,028,047

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011

	Common Stock Par Value $.01		Additional Paid – In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance – February 28, 2010	14,437,511	$ 144,376	$ 8,546,924	$ (5,020,853)	$ 3,670,447
Exercise of stock options	4,000	40	2,920	-	2,960
Stock based compensation expense	-	-	49,278	-	49,278
Net Income	-	-	-	593,945	593,945
Balance – February 28, 2011	14,441,511	144,416	8,599,122	(4,426,908)	4,316,630
Exercise of stock options	13,933	137	9,907	-	10,044
Stock based compensation expense	-	-	48,600	-	48,600
Net Income	-	-	-	1,432,293	1,432,293
Balance – February 29, 2012	14,455,444	$ 144,553	$ 8,657,629	$ (2,994,615)	$ 5,807,567

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended	
	February 29, 2012	February 28, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 1,432,293	$ 593,945
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	329,501	312,823
Stock based compensation expense	48,600	49,278
Allowance for doubtful accounts	-	10,000
(Increase) Decrease in:		
Accounts receivable	221,734	(11,910)
Inventories	(690,984)	(110,991)
Prepaid expenses and other current assets	25,554	(73,629)
Deferred tax asset	(86,167)	-
(Decrease) Increase in:		
Accounts payable and accrued expenses	(68,121)	89,002
Customer deposits	(57,331)	299,623
Income taxes payable	37,250	-
Net Cash Provided by Operating Activities	1,192,329	1,158,141
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(474,041)	(195,035)
Purchase of land, buildings and improvements	-	(2,539,716)
Purchase of marketable securities	(4,887)	(249,100)
Patent application costs	(12,230)	(9,442)
Net Cash (Used In) Investing Activities	(491,158)	(2,993,293)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of options	10,044	2,960
Proceeds from note payable	-	2,100,000
Proceeds from note payable – Bank	237,000	-
Repayment of line of credit – Bank	-	(350,000)
Repayment of long term debt	(100,327)	(21,523)
Net Cash Provided by Financing Activities	146,717	1,731,437
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	847,888	(103,715)
CASH AND CASH EQUIVALENTS:		
Beginning of year	1,683,801	1,787,516
End of year	$ 2,531,689	$ 1,683,801

See notes to consolidated financial statements.

NOTE 1: BUSINESS DESCRIPTION

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles, which are sold world-wide. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

Based on its core technology of ultrasonic liquid atomizing nozzles, the Company has developed intellectual property in the area of precision spray coating of liquids. The Company is presently engaged in the development, manufacture, sales, installation and servicing of diverse ultrasonic coating equipment for various manufacturing industries worldwide.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiaries, Sono-Tek Cleaning Systems Inc. and Sono-Tek Industrial Park, LLC. Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), ceased operations during the Fiscal Year Ended February 28, 2002. Sono-Tek Industrial Park, LLC ("SIP"), operates as a real estate holding company for the Company's real estate operations and started operating in December 2010.

Reclassifications - Where appropriate, prior year's financial statements reflect reclassifications to conform to the current year's presentation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less.

Supplemental Cash Flow Disclosure -

	Years Ended	
	February 29, 2012	February 28, 2011
Interest paid	$118,115	$14,546
Income taxes paid	$ 6,663	$ 216

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods.

Allowance for doubtful accounts - The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis. The bad debt expense recorded for the years ended February 29, 2012 and February 28, 2011 was $0 and $10,000, respectively.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents and the unamortized portion of deferred financing costs. The accumulated amortization of patents is $85,983 and $78,058 at February 29, 2012 and February 28, 2011, respectively. Annual amortization expense of such intangible assets is expected to be $7,900 per year for the next five years.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Shipping and Handling Costs - Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for the years ended February 29, 2012 and February 28, 2011 was $248,798 and $206,271, respectively.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Recognition of Revenue - Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a sale is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

Concentration of Credit Risk - The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business. The Company had one customer, which accounted for 6.7% of sales during the year ended February 29, 2012. Three customers accounted for 26.6% of the outstanding accounts receivables at February 29, 2012.

Fair Value of Financial Instruments - Effective June 1, 2008, the Company adopted the guidance in the Fair Value Measurements and Disclosure Topic of the Accounting Standards Codification for assets and liabilities measured at fair value on a recurring basis. This guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of this guidance did not have an impact on the Company's financial position or operating results, but did expand certain disclosures. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Quoted prices in active markets.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at February 29, 2012:

	Quoted prices in active markets (Level 1)
Marketable Securities	$ 253,987

Marketable Securities include mutual funds of $253,987, that are considered to be highly liquid and easily tradeable as of February 29, 2012. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the Company's fair value hierarchy.

In addition, the guidance of the Fair Value Option for Financial Assets and Financial Liabilities Topic of the Codification was effective for June 1, 2008. The guidance expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements -

In May 2011, the Financial Accounting Standards Board ("FASB") amended its guidance related to Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. generally accepted accounting principles ("U.S. GAAP") and the International Financial Reporting Standards ("IFRS"), that results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value. The new guidance clarifies and changes some fair value measurement principles and disclosure requirements under U.S. GAAP. Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The requirements of the amended accounting guidance are effective for us March 1, 2012 and early adoption is prohibited. The adoption of the new accounting guidance is not expected to have a material impact on our consolidated financial statements.

All other accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncement is not expected to have a material impact on the financials.

NOTE 3: SEGMENT INFORMATION

The Company operates in two segments: ultrasonic spray coating systems, which is the business of developing, manufacturing, selling, installing and servicing ultrasonic spray coating equipment; and real estate operations, which is the business of owning and operating the Sono-Tek Industrial Park.

All inter-company transactions are eliminated in consolidation. For the twelve months ended February 29, 2012, segment information is as follows:

	Twelve Months Ended February 29, 2012			
	Ultrasonic Spraying	Rental Real Estate Operations	Eliminations	Consolidated
Net Sales	$ 11,966,516	$ 222,116	$ 135,739	$ 12,052,893
Rental Expense	$ 135,739	$ 128,582	$ (135,739)	$ 128,582
Interest Expense	$ 4,368	$ 113,747		$ 118,115
Net Income (Loss)	$ 1,403,589	$ (20,213)		$ 1,383,376
Assets	$ 6,862,717	$ 2,529,389		$ 9,392,106
Debt	$ 198,920	$ 2,035,579		$ 2,234,499

The tabular information presented above for the fiscal year 2012 has not been presented for the fiscal year 2011. The real estate operations began in January 2011, and the operational results for this period of ownership were deemed immaterial and included net as other income in the financial statements.

NOTE 4: STOCK-BASED COMPENSATION

The Company adopted ASC 718, "Share Based Payments." which requires companies to expense the value of employee stock options and similar awards.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	2012	2011
Expected life	4 years	4 years
Risk free interest rate	.71% - 1.17%	.57% - 1.17%
Expected volatility	29% - 31%	37% - 53%
Expected dividend yield	0%	0%

In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate, volatility and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the number of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

For the years ended February 29, 2012 and February 28, 2011, net income and earnings per share reflect the actual deduction for stock-based compensation expense. The impact of applying ASC 718 approximated $48,600 and $49,278 in additional compensation expense for the years then ended, respectively. Such amount is included in general and administrative expenses on the statement of operations. The expense for stock-based compensation is a non-cash expense item.

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 29, 2012	February 28, 2011
Raw Materials	$ 1,295,938	$ 799,355
Work-in-process	544,805	594,744
Consignment	7,127	7,861
Finished Goods	905,142	729,142
Totals	2,753,012	2,131,102
Less: Allowance	(193,884)	(262,958)
	$ 2,559,128	$ 1,868,144

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

	February 29, 2012	February 28, 2011
Buildings	$ 2,296,606	$ 2,289,716
Laboratory equipment	526,388	423,286
Machinery and equipment	613,946	376,518
Leasehold improvements	152,161	138,810
Trade show and demonstration equipment	772,313	721,246
Furniture and fixtures	641,572	579,369
Totals	5,002,986	4,528,945
Less: accumulated depreciation	(2,156,136)	(1,834,560)
	$ 2,846,850	$ 2,694,385

Depreciation expense for the years ended February 29, 2012 and February 28, 2011 was $321,577 and $305,618, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 29, 2012	February 28, 2011
Accrued compensation	$ 198,056	$ 288,929
Estimated warranty costs	36,000	28,050
Accrued commissions	181,682	126,092
Professional fees	30,172	14,850
Other accrued expenses	83,822	49,596
	$ 529,732	$ 507,517

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $750,000 revolving line of credit at prime which was 3.25% at February 29, 2012. The line of credit is collateralized by all of the assets of the Company, except for the land and buildings. The line of credit is payable on demand and must be retired for a 30 day period once annually. If the Company fails to perform the 30 day annual pay down or if the bank elects to terminate the credit line, the bank may at its option convert the outstanding balance to a 36 month term note with payments including interest in 36 equal installments. As of February 29, 2012, the Company's outstanding balance was $0, and the unused credit line was $750,000.

NOTE 9: LONG-TERM DEBT

Long-term debt consists of the following:

	February 29, 2012	February 28, 2011
Note payable, individual, collateralized by land and buildings, payable in monthly installments of principal and interest of $14,446 through January 2031. Interest rate 5.5%. 20 year term.	$ 2,035,579	$ 2,095,179
Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of principal and interest of $5,158 through June 2015. Interest rate 2.12%. 48 month term.	198,920	0
Equipment loan, bank, collateralized by related office equipment, payable in monthly installments of principal and interest of $529 through September 2011. Interest rate 5.22%. 36 month term.	0	2,647
Total long term debt	2,234,499	2,097,826
Due within one year	120,303	62,247
Due after one year	$ 2,114,196	$ 2,035,579

Long-term debt is payable as follows:

Fiscal Year ending February 28,	
2013	$ 120,303
2014	126,000
2015	131,026
2016	94,600
2017	78,417
Thereafter	$ 1,684,153

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company does not have any material commitments or contingencies as of February 29, 2012.

NOTE 11: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 35% to pre-tax income as follows:

	February 29, 2012	February 28, 2011
Expected federal income tax	$ 486,150	$ 212,880
State tax, net of federal	34,725	36,494
Permanent timing difference	28,319	53,721
State tax credits	(251,196)	-
Utilization of net operating loss carryforwards and research and development tax credits	(502,350)	-
(Decrease) in valuation allowance	(86,167)	(288,595)
Income tax expense (benefit)	$ (290,519)	$ 14,500
Current federal and state income taxes	$ 46,844	$ 14,500
Recognition of deferred tax assets	(86,167)	-
State tax credits	(251,196)	-
Income tax expense (benefit)	$ (290,519)	$ 14,500

The net deferred tax asset is comprised of the following:

	February 29, 2012	February 28, 2011
Inventory	$ 126,000	$ 135,000
Allowance for accounts receivable	10,000	-
Accrued expenses and other	91,000	60,000
Net operating losses	-	541,000
Research tax credits	110,000	-
Deferred tax asset	337,000	736,000
Deferred tax liability	(251,000)	(152,000)
Valuation allowance	-	(584,000)
Net deferred tax asset	$ 86,000	$ -

The change in the valuation allowance was $584,000 for the year ended February 28, 2012. The change represents a $584,000 decrease in the net operating loss valuation allowance, the utilization of $502,000 of the net operating loss carryforward asset and research and development tax credits, recognition of $86,000 of timing differences, inclusive of research and development tax credits carried forward and a $24,000 decrease in prior years timing differences.

At February 29, 2012, the Company has no net operating loss carryforwards remaining but does have $110,000 of research and development tax credits being carried forward.

NOTE 12: STOCKHOLDERS' EQUITY

Stock Options – The Company has two stock option plans, the 1993 Stock Incentive Plan, as Amended ("1993 Plan") and the 2003 Stock Incentive Plan ("2003 Plan"). Under each Plan, options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2013. The 1993 Plan expired in October 2003 and no further options can be granted under the 1993 Plan. A total of 40,000 options remain outstanding under the 1993 Plan. Under the 2003 Plan options expire at various dates through 2021. A total of 1,278,460 options are outstanding under the 2003 Plan.

During Fiscal Year 2012, the Company granted options for 7,500 shares exercisable at prices from $1.09 to $1.30 to employees of the Company.

During Fiscal Year 2011, the Company granted options for 125,000 shares exercisable at $1.04 to an officer of the Company, options for 20,000 shares exercisable at $.95 to a director of the Company and options for 43,500 shares exercisable at prices from $.88 to $.97 to employees of the Company.

Under both the 1993 Plan and the 2003 Plan, options are granted at prices that are at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in both Plans or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

A summary of the activity of both plans for the years ended February 29, 2012 and February 28, 2011 is as follows:

	Stock Options		Weighted Average Exercise Price		Fair Value
	Outstanding	Exercisable	Outstanding	Exercisable	Vested
Balance – February 28, 2010	1,229,768	1,018,418	$ 1.11	$ 1.06	$ .34
Granted	191,000		1.01		
Exercised	(4,000)		(.74)		
Cancelled	(55,500)		(1.11)		
Balance – February 28, 2011	1,361,268	1,104,293	1.11	1.06	.34
Granted	7,500		1.23		
Exercised	(13,933)		(.72)		
Cancelled	(36,375)		(1.00)		
Balance – February 29, 2012	1,318,460	1,204,660	$ 1.10	$ 1.11	$ .36

The intrinsic value of the Company's options exercised during the years ended February 29, 2012 and February 28, 2011 was $5,734 and $1,560, respectively.

Information, at date of issuance, regarding stock option grants for the years ended February 29, 2012:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Year ended February 29, 2012:			
Exercise price exceeds market price	-	-	-
Exercise price equals market price	7,500	$1.23	$ .31
Exercise price is less than market price	-	-	-

The aggregate intrinsic value of the Company's outstanding options at February 29, 2012 and February 28, 2011 was $493,435 and $137,440.

The following table summarizes information about stock options outstanding and exercisable at February 29, 2012:

	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable
Range of exercise prices:				
$.25 to $.50	82,667	3.9	$ .39	82,667
$.51 to $1.00	608,293	4.7	$ .84	581,243
$1.01 to $1.75	557,500	4.9	$ 1.36	470,750
$1.76 to $2.30	62,500	2.9	$ 2.15	62,500
$2.31 to $3.00	7,500	3.1	$ 2.58	7,500

NOTE 13: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 29, 2012	February 28, 2011
Numerator for basic and diluted earnings per share	$ 1,432,293	$ 593,945
Denominator:		
Denominator for basic earnings per share-weighted average shares	14,442,908	14,439,166
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	964,236	588,881
Denominator for diluted earnings per share	15,407,144	15,028,047
Basic Earnings Per Share	$.10	$.04
Diluted Earnings Per Share	$.09	$.04

NOTE 14: SIGNIFICANT CUSTOMERS AND FOREIGN SALES

Export sales to customers located outside the United States were approximately as follows:

	February 29, 2012	February 28, 2011
Western Europe	$ 2,832,000	$ 1,252,000
Far East	4,053,000	3,841,000
Other	500,000	531,000
	$ 7,385,000	$ 5,624,000

During Fiscal Years 2012 and 2011, sales to foreign customers accounted for approximately $7,385,000 and $5,624,000, or 62% and 57% respectively, of total revenues.

One customer accounted for 6.7% of the Company's sales for Fiscal Year ended February 29, 2012.

NOTE 15: SUBSEQUENT EVENTS

The Company has evaluated subsequent events for disclosure purposes.

COMMON STOCK

Prior to February 21, 2011, our Common Stock traded in the over-the-counter market on the OTC Bulletin Board. Since February 22, 2011 our common stock has been traded on the over-the-counter QB platform. The following table sets forth the range of high and low closing bid quotations for our Common Stock for the periods indicated.

	YEAR ENDED			
	FEBRUARY 29, 2012		FEBRUARY 28, 2011	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 1.45	$ 1.02	$ 1.13	$ 0.95
Second Quarter	1.45	1.13	1.00	0.86
Third Quarter	1.38	1.07	1.05	0.70
Fourth Quarter	1.30	0.88	1.06	0.92

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

As of February 29, 2012, there were 195 shareholders of record of our Common Stock, according to our stock transfer agent. We estimate that we have between 1,000 and 1,400 beneficial shareholders of our common stock. The difference between the shareholders of record and the total shareholders is due to stock being held in street names at our transfer agent.

We have not paid any cash dividends on our Common Stock since inception. We intend to retain earnings, if any, for use in our business and for other corporate purposes.

Directors

Christopher L. Coccio, Ph.D. - Chairman and CEO

Joseph Riemer, Ph.D. - President

Samuel Schwartz - Chairman Emeritus and former Chairman of the Board, retired Chairman and CEO of Krystinel Corporation.

Edward J. Handler, Esq. - Compensation and Audit Committees, retired partner from Kenyon and Kenyon intellectual property law firm, President and COO of The Bronx Project, Inc., past President of the West Point Society of New York.

Eric Haskell, CPA - Audit Committee, former Executive Vice President and Chief Financial Officer of SunCom Wireless Holdings, Inc., former Chief Financial Officer of Systems & Computer Technology Corp.

Philip A. Strasburg, CPA - Compensation Committee, Certified Public Accountant in New York State, retired partner from Anchin Block and Anchin accounting firm, Chairman of the Audit Committee.

Donald F. Mowbray, Ph.D. - Chairman of Compensation Committee, Independent Consultant, Retired head of General Electric's Corporate R&D Mechanical Engineering Laboratory.

Executive Officers

Christopher L. Coccio, Ph.D. - Chairman and CEO
Joseph Riemer, Ph.D. - President
Stephen J. Bagley, CPA - Chief Financial Officer
R. Stephen Harshbarger - Executive Vice President and Director of Electronics & Advanced Energy

Corporate Headquarters

2012 Route 9W
Milton, NY 12547 USA
Phone: 845.795.2020
Fax: 845.795.2720

Corporate Website

http://www.sono-tek.com

Corporate E-mail

info@sono-tek.com

SONO•TEK Corporation

2012 Route 9W Milton, NY USA T(845) 795.2020 F(845) 795.2720 Email: info@sono-tek.com Internet: www.sono-tek.com